

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Arthur Tzianabos
President and Chief Executive Officer
Homology Medicines, Inc.
45 Wiggins Avenue
Bedford, MA 01730

Re: Homology Medicines, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 30, 2018
CIK 0001661998

Dear Dr. Tzianabos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2018 letter.

DRS on Form S-1 Submitted January 30, 2018

Prospectus Summary, page 1

1.	We note your response to comment 1. Please balance your disclosure in the Summary by clearly stating that you are a preclinical company, you have not submitted an IND for HMI-102 or any other product candidate, and that you will require additional capital to move beyond Phase 1/2.

Arthur Tzianabos
Homology Medicines, Inc.
February 9, 2018
Page 2

        You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

                                                  Division of Corporation Finance
                                                  Office of Healthcare & Insurance

cc: Wesley Holmes